Registration Statement No. 333-168971
Filed Pursuant to Rule 424(b)(3)

APPLE REIT TEN, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 8 DATED MARCH 20, 2014

Supplement No. 8 to be used with
PROSPECTUS DATED JULY 31, 2013

Summary of Supplement to Prospectus
(See Supplement for Additional Information)

Supplement No. 8 (cumulative, replacing all prior supplements) dated March 20, 2014 reports on (a) the status of our best-efforts offering of Units; (b) our recent purchase of 14 hotels containing a total of 1,701 guest rooms for an aggregate gross purchase price of approximately $237.2 million; (c) our execution of a purchase contract that relates to a hotel containing 156 guest rooms and that provides for a gross purchase price of approximately $23.1 million; (d) our execution of a credit agreement, as amended, that provides for a $150 million unsecured revolving credit facility; (e) Apple Ten Advisors, Inc.’s subcontracting of its obligations under the advisory agreement with us to Apple Hospitality REIT, Inc.; (f) an SEC settlement order pertaining to Apple REIT Nine, Inc., Apple REIT Eight, Inc., Apple REIT Seven, Inc. and Apple REIT Six, Inc.; (g) an update regarding our legal proceedings; (h) an update regarding our Unit Redemption program; (i) financial and operating information for all of our hotels; and (j) our recent financial information and certain additional information about us.

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one common share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

As of February 28, 2014, we had closed on the sale of 75,056,080 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $825.6 million and proceeds net of selling commissions and marketing expenses of approximately $743.1 million. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $925.6 million and proceeds net of selling commissions and marketing expenses of approximately $833.1 million.

In connection with our hotel purchases to date, we paid a total of approximately $16.6 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.